                                                                   EXHIBIT(a)(5)

          BELL MICROPRODUCTS COMPLETES EXCHANGE OFFER FOR 99.6% OF ITS
           OUTSTANDING 3 3/4% CONVERTIBLE SUBORDINATED NOTES DUE 2024

SAN JOSE, DECEMBER 20, 2004-Bell Microproducts Inc. (Nasdaq: BELM) announced today that it has completed its offer to exchange its newly issued 3 3/4% Convertible Subordinated Notes, Series B due 2024 (the "New Notes") for an equal amount of its outstanding 3 3/4% Convertible Subordinated Notes due 2024 (the "Old Notes"). The exchange offer expired at midnight, New York City time, on December 17, 2004.

As of the expiration of the exchange offer, approximately $109,600,000 aggregate principal amount of Old Notes, representing approximately 99.6 percent of the total principal amount of Old Notes outstanding, had been tendered in exchange for an equal principal amount of New Notes. All Old Notes that were properly tendered have been accepted for exchange. The exchange of New Notes for Old Notes is expected to take place on December 23, 2004. Following the consummation of the exchange offer, approximately $400,000 aggregate principal amount of Old Notes will remain outstanding.

A registration statement relating to the New Notes was filed with the SEC and has been declared effective. The registration statement, prospectus and other materials related to the exchange offer may be obtained free of charge at the Securities and Exchange Commission ("SEC") website (www.sec.gov).

The dealer manager for the exchange offer is Credit Suisse First Boston, LLC. The exchange agent for the exchange offer is Wells Fargo Bank, National Association and its address, telephone and facsimile number are as follows:

                  Wells Fargo Bank, National Association
                  Corporate Trust Services
                  Sixth Street and Marquette Avenue
                  MAC N9303-120
                  Minneapolis, MN 55479
                  Telephone:(612) 667-2344
                  Attention:  Jane Schweiger
                  Facsimile: (612) 667-9825

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

ABOUT BELL MICROPRODUCTS

Bell Microproducts is an international, value-added provider of a wide range of high-technology products, solutions, and services to the industrial and commercial markets. The company's offering includes semiconductors, computer platforms, peripherals, and storage products of various types including desktop, high-end computer and storage subsystems, fibre channel connectivity products, RAID, NAS and SAN storage systems and back-up products. Bell Microproducts is an industry-recognized specialist in storage products and is one of the world's largest storage-centric value-added distributors. The company's products are available at any level of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. The company adds value with a broad range of services including testing, software loading, kitting, mass storage system integration, and computer system integration. Trained and certified technical personnel complete each of these processes at Bell Microproducts' ISO 9001:2000 Certified facilities. Bell Microproducts markets and distributes more than 150 brand name product lines, as well as its own Rorke Data storage and Trademark computer brands, to original equipment manufacturers (OEMs), contract electronic manufacturing services (EMS) customers, value-added resellers (VARs) and system integrators in the Americas and Europe.